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                                                                    Exhibit 99.1





May 11, 2006




Mr. Thomas Madsen
Key Technology Inc.
150 Avery Street
Walla Walla, WA 99362




Dear Thomas:

Richard L. Scott Investments, LLC, through affiliates, now owns approximately 8.6% of the outstanding shares of common stock of Key Technology (the "Company"). Having been a supportive shareholder for over two years, we feel compelled to present our observations and suggestions regarding opportunities that we believe will enhance shareholder value. We understand that we don't have the same information you have about the Company, so please take our suggestions as a "committed shareholder who simply hopes for our combined success." We have invested in Key Technology due to the strength of the Company's brand, the competitive positioning the Company enjoys in its industry, the attractive opportunities that we see available to the Company and the fact that Key Technology stock trades at a low multiple of historical and/or normalized cash flow. As evidenced by your highly liquid balance sheet and capacity to borrow, the Company is well-positioned to pursue many of the opportunities that both you and we perceive to be available to the Company.

Having followed the Company for a number of years, we have noted an unfavorable trend with regard to the Company's expense structure and the resulting deterioration in operating margin. Please consider the following comparison of Key Technology's operating results during the trailing twelve months ending March 31, 2006 versus a similar period ending March 31, 2004, a period when Key Technology generated almost identical revenues to the present:

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                                          TWELVE MONTHS      TWELVE MONTHS        PERCENTAGE
                METRIC                    ENDING 3/31/06    ENDING 3/31/04         INCREASE
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
                Sales:                       $86,633K          $85,804K             + 1.0%
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           Selling Expense:                  $14,198K          $12,682K             +12.0%
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   Research & Development Expense:           $ 5,591K          $ 5,096K             + 9.7%
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   General & Administrative Expense:         $ 9,035K          $ 7,560K             +19.5%
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           Operating Income:                 $ 3,818K          $ 8,862              -56.9%
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           Operating Margin:                     4.4%             10.3%
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


As investors, Richard L. Scott Investments, LLC maintains a long-term time horizon and we are fully appreciative of investments that take some period of time before an acceptable ROI is achieved. We note that your pursuit of opportunities in the pharmaceutical industry (SYMETIX) and your efforts to establish an office in China appear to be investments that hold significant promise of creating value for shareholders over a reasonable period of time. These activities, however, do not fully explain the escalation in your expense structure that we have observed, particularly over the last year or so. We note that the overwhelming majority of the Company's expenditure (and increase thereof) on R&D is associated with activities in the Optical Inspection Segment, an area where the Company already maintains a very strong and entrenched market



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position. In light of the fairly stagnant growth in that Segment, one has to question whether we are currently realizing or should expect to realize an acceptable ROI on these activities. We note that the escalation in General & Administrative Expenses has occurred, despite the fact that the Company has not been paying compensation expense for a CEO since December, 2005. Further, the Company has communicated that the consolidation of its manufacturing plants should have resulted in significant cost-savings. To date, we have not observed the cost-savings to which you have referred.

As outsiders looking in, it appears to us that the acquisition of Freshline Machines, Pty. Ltd has detracted significantly from the operating performance of the Company since its purchase during the second quarter of 2005. We question whether this operation has the potential to generate an acceptable ROI in addition to justifying the concurrent diversion of management's time and attention. From our perspective, there appears to be an opportunity to add shareholder value, simply by selling or shutting the operation altogether. We would evaluate the prospects for InspX, LLC ("Inspx"), the Company's joint venture with Peco Controls Corporation, using a similar approach. InspX should provide shareholders with an adequate ROI or perhaps we should consider selling or shutting the operation altogether.

As shareholders of Key Technology, we are fortunate to be invested in a company that is exhibiting a fair amount of stability, as evidenced by your recent order trends and backlog. Additionally, it is clear to us that the Company has bright prospects for growth through both geographical expansion and entrance into industries in which the Company has not heretofore participated. I would suggest that, given the bright future that the Company has before it, and the liquid nature of your balance sheet, shareholders would benefit significantly by the Company entering into a share repurchase program. We would suggest that the risk/reward profile of this activity, most likely would be far more attractive than engaging in a significant acquisition. Our experience has shown us that very few acquisitions result in the value-enhancing activity they promised to be at the onset.

We remain supportive shareholders of the Company and look forward to management taking the necessary steps toward value creation. Good luck on the execution.


Sincerely,

/s/ Robert Averick

Robert Averick
Vice President